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                                              U.S. SECURITIES AND EXCHANGE COMMISSION
                                                      Washington, D.C. 20549
                                      INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

--------------------------------------------------------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*           2. Date of             4.  Issuer Name and Ticker or Trading Symbol
                                                       Event Re-
                                                       quiring Statement       Lodgian, Inc.
                                                       (Month/Day/Year)        (LDGIV)

Merrill Lynch Pierce, Fenner & Smith Incorporated      November 25, 2002
-------------------------------------------------
(Last)           (First)           (Middle)
                                                                           --------------------------------------------------------
                                                                           5.  Relationship of
                                                                               Reporting Person to
                                                                               Issuer                          6. If Amendment,
                                                                               (Check all applicable)             Date of Original

                                                                                    Director    X   10% Owner    (Month/Day/Year)
                                                                               ----            ---- Owner
                                                                                    Officer         Other      December 16, 2002
4 World Financial Center                                                       ---- (give      ---- (specifyb  as filed December 17,
250 Vesey Street                                                                    title           below)     2002)
-------------------------------------------------   3. IRS or                       below)
              (Street)                                 Social Se-          -------------------------------------------------------
                                                       curity
                                                       Number of                                               7.  Individual or
New York,       NY        10080                        Reporting                                                   Joint/Group
-------------------------------------------------      Person                                                      Filing (Check
                                                       (Voluntary)                                                 Applicable Line)
                                                                                                                       Form filed
                                                                                                                   ---- by One
                                                      #13-5674085                                                  Reporting Person
                                                                                                                    X  Form filed
                                                                                                                   ---- by More
                                                                                                                   than One
                                                                                                                   Reporting Person

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-----------------------------------------------------------------------------------------------------------------------------------
                                      Table I - Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------------
1.  Title of Security                       2.  Amount of Securities     3.  Ownership Form: Direct      4.  Nature of Indirect
    (Instr. 4)                                  Beneficially Owned           (D) or Indirect (I)             Beneficial Ownership
                                                (Instr. 4)                   (Instr. 5)                      (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share                776,414 shares               *
("Common Stock")
-----------------------------------------------------------------------------------------------------------------------------------

Series A Preferred Stock, par value $0.01              642,847 sharez               *
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
*  If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly
or indirectly.                                                                                                               (Over)

                                                     (Print or Type Responses)


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FORM 3 (continued)

        Table II - Derivative Securities Beneficially Owner (e.g., puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------
1. Title of             2. Date Exercisable   3. Title and Amount of Securities     4. Conversion    5. Owner-     6. Nature of
   Derivative Security     and Expiration        Underlying Derivative Security        or               ship Form     Indirect
   (Instr. 4)              Date                  (Instr. 4)                            Exercise         of Deriv-     Beneficial
                           (Month/Day/Year)                                            of Deri-         ative         Ownership
                                                                                       vative           Securities:  (Instr. 5)
                                                                                       Security         Direct(D)
                                                                                                        or Indirect
                                                                                                        (I)
                                                                                                        (Instr. 5)
----------------------------------------------------------------------------------------------------------------------------------
                        Date       Expira-    Title                  Amount or
                        Exer-      tion Date                         Number of
                        cisable                                      Shares
----------------------------------------------------------------------------------------------------------------------------------
Class A Warrants        11/25/02   11/25/07   Common Stock, par         10,790          $18.29            *
                                              value $0.01
----------------------------------------------------------------------------------------------------------------------------------

Class B Warrants        11/25/02   11/25/07   Common Stock, par          2,151          $25.44            *
                                              value $0.01

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:


* 776,414 shares of Common Stock, 642,847 shares of Series A Preferred Stock, 10,790 Class A Warrants and 2,151 Class B Warrants
were acquired by Merrill Lynch, Pierce, Fenner & Smith Incorporated, a direct, wholly-owned subsidiary of Merrill Lynch & Co.,
Inc., pursuant to an order of the United States Bankruptcy Court for the Southern District of New York entered on November 5,
2002, confirming the First Amended Joint Plan of Reorganization of Lodgian, Inc., et. al. (Other Than the CCA Debtors) Together
With the Official Committee of Unsecured Creditors Under Chapter 11 of the Bankruptcy Code dated as of November 1, 2002 (the
"Plan"), in satisfaction and discharge of certain claims, which plan became effective on November 25, 2002. The Common Stock,
Series A Preferred Stock, Class A Warrants and Class B Warrants were registered under Section 12 of the Securities Exchange Act of
1934 pursuant to a Form 8-A filed with the Securities and Exchange Commission on November 25, 1999.


                                                                        Merrill Lynch, Pierce, Fenner & Smith Incorporated



                                    .                                   /s/ Lawrence M. Egan Jr.               March 28, 2003
                                                                        ------------------------          -------------------------
                                                                        Lawrence M. Egan Jr.**                      Date
                                                                        Attorney-In-Fact***


     **Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a)

     *** Executed pursuant to a Power of Attorney, dated February 25, 1995, a copy of which is attached as Exhibit B to Schedule
13G/A of the Reporting Person filed on the date hereof and incorporated herein by reference.

     Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See
Instruction 6 for procedure.

                                                      JOINT FILER INFORMATION

Name:                        Merrill Lynch & Co., Inc.

Address:                     World Financial Center, North Tower
                             250 Vesey Street
                             New York, New York  10080

Designated Filer:            Merrill Lynch, Pierce, Fenner & Smith Incorporated

Issuer & Ticker Symbol:      Lodgian, Inc.
                             (LDGIV)
Date of Event
Requiring Statement:         November 25, 2002

Signature:

Merrill Lynch & Co., Inc.

/s/ Lawrence M. Egan Jr.                  March 28, 2003
------------------------                -----------------
Lawrence M. Egan Jr.**                        Date
Attorney-in-Fact****

     ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a)

     ****  Executed pursuant to a Power of Attorney, dated November 17, 1995, a copy of which is attached as Exhibit A to Schedule
13G/A filed by the Reporting Person on the date hereof and incorporated herein by reference.






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